Mail Stop 3010

September 8, 2009

VIA USMAIL and FAX (203) 618-5793

Paul J. Brody
Chief Financial Officer
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, CT 06830

> **Re:** **Interactive Brokers Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement**
> **Filed March 13, 2009**
> **File No. 001-33440**

Dear Mr. Brody:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief